

FOUNDED 1933

June 21, 2007

File No. 82-4357


SEC MAIL PROCESSING
RECEIVED
JUN 26 2007
WASH, D.C.
186
SECTION

RECEIPT ACKNOWLEDGED



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following items, which were made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and/or London Stock Exchange and were or will be made public by such exchange/s or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated November 1, 2006 through June 20, 2007

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period November 1, 2006 through June 20, 2007

Annual report for 2006

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary



FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDARY OF



ICC INDUSTRIES INC.

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Adjudicatory Hearing
Released	07:00 18-Jun-07
Number	5016Y

Further to Section 38.2, Chapter A of the Company's Periodic Report for 2006, dated March 19, 2007 (published by the Company on March 20, 2007), with respect to an adjudicatory hearing held with the Company by the Office for Environmental Protection regarding claims of odor pollution, the Company hereby advises that in a summary of the adjudicatory hearing received by the Company on June 13, 2007, the Northern District Manager of the Office for Environmental Protection states that unless the unique equipment for dealing with the odor is installed by July 1, 2007, an administrative order will be issued to shut down the Company's activity at its Haifa plant. The Company and its professional advisors estimate that the Company's activity at its Haifa plant does not cause unreasonable odor pollution and that there therefore is no legal merits for issuing such an administrative order. The Company takes the necessary measures to prevent unreasonable odor pollution, including investing in unique, special equipment for treating odor emissions as is done at other plants in the world in the Company's field of activity.

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:10 13-Jun-07
Number	3120Y

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

13 June, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of June 12, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Ms. Estelle Abrams.
   Details of the change:
   Transfer of 3,833 Ordinary Shares of the Company to Estelle Abrams Trust.

2. Name of the shareholder to whom change relates:
   Israel Investment Corporation.
   Details of the change:
   Transfer of 689 Ordinary Shares of the the Nominee Company of Bank Leumi Ltd.

3. Name of the shareholder to whom change relates:
   Schaffer Diversified Corp.
   Details of the change:
   Transfer of 2,396 Ordinary Shares of the the Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: June 12, 2007 at 14:00.

Sincerely yours,

Eyal Shohat, Adv.
VP – Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	12:19 11-Jun-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 11, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Frutarom Trust Ltd.	Ordinary	703,060	1.22	1.22	0	0
2	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
3	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
4	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
5	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
6	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	1

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,611
Change in number of shares:	-3,551
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	2
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:46 06-Jun-07
Number	9077X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

6 June 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease due to exercise of options.
Date of Change:	06/06/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	706,611
Change in number of shares:	-3,551

Updated balance:	703,060	
Percentage of holdings:	Equity:	1.22%
	Voting rights:	1.22%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: June 6, 2007 at 14:21.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	13:55 05-Jun-07
Number	8075X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

5 June, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Acquisition of Raychan Food Industries Ltd.

Frutarom Industries Ltd ("Frutarom") announced today that it has signed an agreement to acquire 100% of the share capital of the Israeli company Raychan Food Industries Ltd. ("Raychan") in consideration for NIS 4.250 million and the assumption of Raychan's debt (minus working capital) in the amount of NIS 5 million. Raychan's sales for 2006 reached about US$ 5.5 million, mostly in Israel. Completion of the transaction is subject to the final approval of the Israeli Anti Trust Commissioner.

Raychan develops, produces and markets flavor compounds and markets ingredients for the food industry. Raychan's activity is highly synergetic with Frutarom's activity in Israel and that of the Nesse company, which was acquired at the beginning of 2006. Raychan's activity is expected to expand Frutarom's product offering in the fields of savory and functional products and solutions to its customers in Israel and worldwide. Raychan's products will be integrated into the product range produced by Frutarom's Flavors Division, which is the most profitable of Frutarom's activities. Frutarom intends to utilize the many cross selling opportunities inherent in the acquisition and to sell Raychan's products to Frutarom's existing customers in markets where Raychan was less active to date (such as Eastern Europe and Turkey) in order to maximize the synergy between the companies' activities. The acquisition will strengthen

Frutarom's technological capabilities and its research and development infrastructure, especially in the field of savory flavor compounds.

Frutarom's personnel will benefit from the significant addition of experienced and skilled employees. Raychan's management will be integrated into Frutarom's management in Israel and contribute of its experience.

The acquisition's completion is subject to receiving the final approval of the Israeli Anti Trust Commissioner, following the Commissioner's conditional approval of the merger, received yesterday, subject to certain conditions that, in the Commissioner's opinion, will remove competitive fears. Frutarom estimates that the Commissioner's final approval of the merger will be received within three months.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:06 04-Jun-07
Number	7438X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 June, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of June 3, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Mr. Daniel Lipman cust. For Mark Lipman.

   Details of the change:
   Transfer of 3,692 Ordinary Shares of the Company to Mr. Daniel Lipman.

   Transfer of 1,872 Ordinary Shares of the Company to Mr. Mark Lipman.

Date and time when the Company first became aware of the reported event: June 3, 2007 at 17:00.

Sincerely yours,

Eyal Shohat, Adv.
Vice President –Legal Affairs

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	1st Quarter Results
Released	07:35 21-May-07

To: UK listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: **Approval of 2007 First Quarter Report of Frutarom Industries Ltd. ("Company")**

1. We wish to inform that on May 20, 2007 the board of directors of the Company approved the 2007 First Quarter Report, including the Financial Statements of the Company for the period ended 31 March, 2007 and the Directors Report for the same period ("Report").

2. The Report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Report.

4. The full Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Vice President-Legal Affairs

FRUTAROM ACHIEVES RECORD SALES IN THE FIRST QUARTER

FIRST QUARTER SALES GREW 13.4% TO US$ 80.5 M

INTEGRATION INTO ONE SITE OF RECENTLY ACQUIRED ACTIVITIES OF BELMAY AND JUPITER IN ENGLAND IS EXPECTED TO BE COMPLETED IN NEXT QUARTER

Haifa, Israel – May 21, 2007. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today presented its results for the first quarter of 2007.

Continuing the growth trend of the past seven years, Frutarom achieved growth in sales during the first quarter of 2007 through the implementation of its rapid growth strategy, combining organic growth in core activities with strategic acquisitions of activities and knowhow in its main business segments and in strategic geographic regions.

As part of implementing its rapid growth strategy, and further to the acquisition in the beginning of 2006 of 70% of the share equity of the Nesse group and of Acatris Health in October 2006, following the end of the first quarter of this year Frutarom acquired two English companies: Belmay Limited, a leading fl

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:14 14-May-07
Number	5663W

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 14, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Frutarom Trust Ltd.	Ordinary	706,611	1.23	1.23	0	0
2	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
3	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
4	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
5	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
6	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	1
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447

Change in number of shares:	-38,836
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	2
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	3
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	4
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	5
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 564,021 options exercisable into 564,021 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	6
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	7,805
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Vice President – Legal Affairs

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:25 09-May-07
Number	3107W

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 9, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report of a Party who Ceased being a Related Party

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. Holder's Details:

Holder's Name: IDB Group
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520028283
Citizenship/Country of Incorporation or Registration: Incorporated in Israel
Country of Citizenship/ Incorporation or registration: Israel
Address: -
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: No.

2. Details regarding the action following the holder ceased being a Related Party:

Class of Security: Ordinary Share
Security # on TASE: 1081082
Date of Change: 06/05/2007
Type of Change: Decrease due to sell in the Tel Aviv Stock Exchange of Clal Insuranc Enterprises Holdings Ltd (see section 4 below).
Number of Shares involved in the action: 47,666
Price: 37.97 NIS

3.a. **Holdings Following Change:**

Class off Security	Security # on TASE	Number of Shares	Dormant	Holdings Percentage Equity	Holdings Percentage Voting	Holdings Percentage (Fully Diluted) Equity	Holdings Percentage (Fully Diluted) Voting
Ordinary Share	1081082	2,867,548	No	4.97	4.97	4.61	4.61

3.b. The Holder is not a Bank or Insurance Company.

4. Additional Details:

Based on data submitted to the Company, I.D.B. Holdings Ltd. is (indirectly) a controlling party in Clal Insurance Business Holdings Ltd., Assets and Building Company Ltd. and Epsilon Investment House Ltd. (hereinafter: "I.D.B. Group Companies").

To the best of the Company's knowledge and according to data submitted to the Company, as at May 5, 2007, the consolidated holdings of I.D.B. Group Companies of the Company's shares exceeded 5% of the Company's issued share capital, according to the following breakdown*:

- Clal Insurance Business Holdings Ltd. held 2,864,939 ordinary shares in the Company.
- Epsilon Investment House Ltd. ("Epsilon") held 51,379 ordinary shares in the Company through Epsilon Trust Funds Management (1991) Ltd., a wholly owned subsidiary of Epsilon, and 11,000 ordinary shares in the Company through Epsilon Provident Funds Management Ltd., a wholly owned subsidiary of Epsilon.
- Assets and Building Company Ltd. held 7,390 ordinary shares in the Company.

Date and time when the Company first became aware of the reported event: 09/05/2007 at 15:27.

Sincerely yours,

Eyal Shohat, Adv.
Vice President - Legal Affairs

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Re Agreement
Released	15:01 03-May-07
Number	0698W

Frutarom Industries Ltd. (**"Frutarom"**) through its subsidiary, Frutarom Ltd., and Ilex Medical Ltd. (**"Ilex"**), through its subsidiary, CapsiVit Biotechnology Ltd. (**"CapsiVit"**), signed today an exclusive agreement to commercialize unique knowhow developed by the Volcani Institute, with funding from CapsiVit, to produce a natural extract from the *Capsicum annuum L.* plant as highly bio-available source of carotenoids and particularly capsanthin. Capsanthin is one of the most powerful natural antioxidants in existence. Based on CapsiVit's laboratory trials, capsanthin's antioxidant activity is eight times higher than that of lycopene. In its natural form, capsanthin is non-available to the human body and only a small amount is processed by digestive enzymes and absorbed into the blood. This unique, patent-protected technology enables industrial use of enzymes found naturally in the human digestive system to process capsanthin and allow significant bio-avaiability.

The agreement with CapsiVit gives Frutarom an exclusive global license to manufacture and market the unique natural extract, based on patented knowhow, worldwide. Frutarom intends to market this unique product, whose efficiency and bio-availability in the human body have been proven in successful clinical trials carried out at Rambam Hospital, in Haifa, Israel, to the nutraceutical, functional food, health food and animal feed industries as part of its unique natural product offering.

According to the agreement, the parties will cooperate in commercializing the knowhow and in developing, manufacturing and marketing the product. Frutarom will use its considerable knowhow in natural product manufacturing for the development and scaling up of the product's manufacturing process in accordance with international quality standards so as to achieve industrial scale production and commercialization. Frutarom estimates that the product will be launched in about a year's time.

The cooperation with CapsiVit is part of Frutarom's strategic plan, that aims to expand its offering of unique natural products and to strengthen Frutarom's position as a leading global supplier of natural products and functional food ingredients for tasty and healthy solutions. As part of this strategy, Frutarom invests in and cooperates with start-up companies, research institutes and universities that develop innovative and unique technologies. This supports Frutarom's own ongoing research and development activities, carried out in-house by its R&D teams throughout the world. Frutarom continues to work to create additional strategic collaborations and today has a solid pipeline of projects and natural, innovative products.

In accordance with the agreement CapsiVit granted Frutarom with an option, for a four years period commencing on the date of the agreement, to purchase CapsiVit shares such that Frutarom and Ilex will equally share control over CapsiVit. The consideration for the shares to be issues to Frutarom in case the option is exercised will be determined by an agreed external assessor.

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:04 30-Apr-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

April 30, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Frutarom Trust Ltd.	Ordinary	706,611	1.23	1.23	0	0
2	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
3	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
4	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
5	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
6	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05
7	IDB Group	Ordinary	2,896,378	5.09	5.09	5.02	5.02

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	1

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 30-Apr-07
Number	7218V

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

29 April 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease due to exercise of options.
Date of Change:	16/04/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	745,447
Change in number of shares:	-31,031

Updated balance:	714,416	
Percentage of holdings:	Equity:	1.24%
	Voting rights:	1.24%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: April 29, 2007 at 10:00.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 30-Apr-07
Number	7220V

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

29 April 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease due to exercise of options.
Date of Change:	29/04/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	714,416
Change in number of shares:	-7,805

Updated balance:	706,611	
Percentage of holdings:	Equity:	1.23%
	Voting rights:	1.23%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Company's name/First name and Last name of holder:	Hans Abderhalden	
Type of I.D. number:	Passport No.	
Holder's I.D. number:	004817414	
Nostro account of a bank or insurance company:	No.	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.	
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen	
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland	
Security # on Tel Aviv Stock Exchange:	1081082	
Security's name and class:	Ordinary Share	
Type of change:	Increase due to exercise of options.	
Date of Change:	29/04/2007	
Price:	NIS 0	
Are the shares dormant or securities convertible into dormant shares :	No.	
Balance (in number of securities) at previous report:	5,000	
Change in number of shares:	7,805	
Updated balance:	12,805	
Percentage of holdings:	Equity:	0.02%
	Voting rights:	0.02%
Percentage of holdings (fully diluted basis):	Equity:	0.05%
	Voting rights:	0.05%
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.		

Date and time when the Company first became aware of the reported event: April 29, 2007 at 10:00.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 30-Apr-07
Number	7221V

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

29 April 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	IDB Group
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520028283
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease
Date of Change:	26/04/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	2,896,378
Change in number of shares:	38,330

Updated balance:	2,934,708	
Percentage of holdings:	Equity:	5.09%
	Voting rights:	5.09%
Percentage of holdings (fully diluted basis):	Equity:	5.02%
	Voting rights:	5.02%

Comments:

Based on data submitted to the Company I.D.B. Holdings Ltd. is (indirectly) a controlling party in Clal Insurance Business Holdings Ltd., Assets and Building Company Ltd. and Epsilon Investment House Ltd. (hereinafter: "I.D.B. Group Companies").

To the best of the Company's knowledge and according to data submitted to the Company, as at April 26, 2007, the consolidated holdings of I.D.B. Group Companies of the Company's shares exceeds 5% of the Company's issued share capital, according to the following breakdown*:

- Clal Insurance Business Holdings Ltd. holds 2,864,939 ordinary shares in the Company.
- Epsilon Investment House Ltd. ("Epsilon") holds 51,379 ordinary shares in the Company through Epsilon Trust Funds Management (1991) Ltd., a wholly owned subsidiary of Epsilon, and 11,000 ordinary shares in the Company through Epsilon Provident Funds Management Ltd., a wholly owned subsidiary of Epsilon.
- Assets and Building Company Ltd. holds 7,390 ordinary shares in the Company.

* Based on data submitted to the Company, Cheroudar Ltd ceased to be a related party in the Company, as at 22 April 2007, due to sell of 1,838 ordinary shares of the Company.

Date and time when the Company first became aware of the reported event: April 29, 2007 at 16:11.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:00 23-Apr-07
Number	3052V

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

22 April, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business
Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of Jupiter Flavours Limited

Frutarom Industries Ltd. ("**Frutarom**") announced that today, 19 April 2007, it signed an agreement to acquire through its subsidiary, Frutarom (UK) Ltd., 100% of the share capital in the British company Jupiter Flavours Limited ("**Jupiter**"), which develops, produces and markets flavors. In consideration, Frutarom made a cash payment of USD 2.8 million. The acquisition agreement also determines a deferred payment of up to USD 600,000 based on the future results Jupiter is expected to achieve. Jupiter showed high growth rates over the past few years and its sales volume for the 12 months period preceding the acquisition was approximately USD 2 million. The acquisition was financed using short term debt.

The acquired activity is synergistic with Frutarom's activity in Britain and is expected to expand Frutarom's product offering to its customers, as well as adding new leading customers to Frutarom's existing customer base in Britain.

The acquisition of Jupiter joins Frutarom's acquisition in March 2007 of th British company, Belmay, and additional acquisitions made by Frutarom in recer years. This acquisition will contribute to strengthening Frutarom's activity i Britain and to its position as the leading flavors producer in the British market Frutarom intends to integrate the acquired activity with its own activity in th

British market in order to achieve the greatest possible operation efficiency an savings, and estimates that this will not require additional resources.

Date and time when the Company first became aware of the reported event: April 1$ 2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:03 17-Apr-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

April 17, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
2	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
3	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
4	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
5	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
6	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03
7	IDB Group	Ordinary	2,896,378	5.02	5.02	4.96	4.96

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	1

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	2
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	3
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	4
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	5
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0

Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 564,021 options exercisable into 564,021 ordinary shares of the Company.

Holder's Name:	Hans Abderhalden
Holder Number:	6
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 13,976 options exercisable into 13,976 ordinary shares of the Company.	

Holder's Name:	IDB Group
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520028283
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 16-Apr-07
Number	8834U

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 April 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Corporate due to Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. Holders Details:	
First name:	/
Last name/ Company's name	IDB Group
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520028283
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Address:	-
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
2. Details regarding the action following the Holder become Related Party:	
Security's name and class:	Ordinary Share
Security # on Tel Aviv Stock Exchange:	1081082
Date of the action:	11/04/2007
Type of change:	Change
	Further details in section 5.
Quantity of Securities:	-
Price :	-

Are the shares dormant or securities convertible into dormant shares :	No.

3(a) Status of the Related Party Holdings following the action:

Security's name and class	Security # on Tel Aviv Stock Exchange	Quantity of Securities	Dormant	Percentage of holdings:		Percentage of holdings (fully diluted basis):	
Ordinary Share	1081082	2,896,378	No	5.02	5.02	4.96	4.96

(b) The Holder is not a Banking Corporation or Insurance Corporation.

4. The Related Party does not hold shares or convertible securities in any Daughter Company or Related Company of the Company.

5. Further details:

Based on data submitted to the Company, Ruth and Yitzhak Manor is a controlling party in Cheroudar Ltd. and in Manor Investment I.D.B. Ltd., which is a controlling party in I.D.B. Holdings Ltd., which is (indirectly) a controlling party in Clal Insurance Business Holdings Ltd., Assets and Building Company Ltd. and Epsilon Investment House Ltd. (hereinafter: "I.D.B. Group Companies"). The Company was also advised that as at April 12, 2007, the consolidated holdings of I.D.B. Group Companies of the Company's shares exceeds 5% of the Company's issued share capital, according to the following breakdown:

- Clal Insurance Business Holdings Ltd. holds 2,824,771 ordinary shares in the Company.
- Epsilon Investment House Ltd. ("Epsilon") holds 51,379 ordinary shares in the Company through Epsilon Trust Funds Management (1991) Ltd., a wholly owned subsidiary of Epsilon, and 11,000 ordinary shares in the Company through Epsilon Provident Funds Management Ltd., a wholly owned subsidiary of Epsilon.
- Assets and Building Company Ltd. holds 7,390 ordinary shares in the Company.
- Cheroudar Ltd. holds 1,838 ordinary shares in the Company.

Date and time when the Company first became aware of the reported event: April 12, 2007 at 17:31.

Sincerely yours,

Eyal Shohat, Adv.
Vice president – Legal Affairs

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 02-Apr-07
Number	1799U

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

1 April, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of April 1, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   E. Schaver & S. Fields
   Details of the change: transfer of 4,073 Ordinary Shares of the Company to: Israel Investment Corporation

2. Name of the shareholder to whom change relates:
   The M. & E. Schaver Foundation
   Details of the change: transfer of 922 Ordinary Shares of the Company to: Israel Investment Corporation.

3. Name of the shareholder to whom change relates:
   Mrs. Eliza Hermine Edersheim
   Details of the change: transfer of 854 Ordinary Shares of the Company to: Benjamin Isaac.

Date and time when the Company first became aware of the reported event: April 1, 2007 at 13:30.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	08:15 28-Mar-07
Number	8602T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

28 March, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business that its release was delayed in accordance with Regulation 36(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

Regulation 36(b),(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of Belmay Limited

Frutarom Industries Ltd. ("**Frutarom**") announced that today, March 28 2007, it signed a agreement to acquire 100% of the share capital of the British company Belmay Limited ("**Belmay**") i consideration for a cash payment of US$ 17.1 million (the effective date for the acquisition was set : 1 April 2007). Belmay has subsidiaries in Singapore, Norway and Denmark. Belmay's sales for 200 totaled to approximately US$ 15.1 million.

Belmay is a leading British flavor house that develops, produces and markets flavors, with a particul: focus on natural flavors, for the food and beverage industry. Belmay has a site with significa production capacity that is located close to Frutarom's production site in Kettering, England, whic adheres to the most stringent standards in the food and beverage industry in Europe. Belmay employ some 85 employees. Belmay's extensive customer base includes leading food and beverag manufacturers in its countries of operation.

Belmay's acquisition, is an important strategic acquisition, which is an additional step in tl implementation of Frutarom's rapid growth strategy that makes Frutarom the leading flavor house i the British market and enhances its presence and position in additional important target markets Belmay's acquisition significantly strengthens Frutarom's technological capabilities and the produ portfolio it offers its customers in the flavors field, especially in soft drinks and alcoholic beverages.

Frutarom's personnel, particularly in England and in the flavors field, will benefit from the significa

addition of experienced employees at all levels. Belmay's management will be integrated int Frutarom's and together they will lead the British operation.

The acquisition is expected to significantly strengthen Frutarom's research and developme capabilities in the field of flavors, mainly for soft drinks and alcoholic beverages, with emphasis c natural flavors. Belmay, which is characterized by considerable research and development, recentl established a special research department to develop organic products. This department will t integrated with Frutarom's growing business in this important area of organic products.

Frutarom is reviewing its activity and Belmay's in various countries and will take steps to achieve tł greatest efficiency and annual operational savings of approximately US$ 3 million.

In accordance with Regulation 36(c) of the Securities Regulations (Periodic and Immediate Reports) 1970) (the "**Regulations**") the company states that, due to the confidential selling process conducte by the sellers, and due to the concern that reporting the transaction at an earlier date might hav adversely impacted its conditions for Frutarom and jeopardized its execution, Frutarom's Board (Directors decided based on Section 36(b) of the Regulation to defer any publication regarding tł transaction until its completion.

On 28 March, 2007 at 4:30 AM, the cause for the delay was removed.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Response to Press Comment
Released	13:43 27-Mar-07
Number	8050T

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

26 March, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business

Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Response to publications in the media

1. In reaction to publicity appearing in the printed and electronic media regarding possible acquisitions by the Company, the Company would like to clarify that as part of implementing its rapid growth strategy, combining organic growth with strategic acquisitions, the Company invests considerable resources in locating potential acquisitions and is continuously in contact with various entities on the subject. At the same time, in view of the publicity regarding possible acquisitions by the Company that, as stated, do not relate to specific acquisitions and for the sake of caution, the Company hereby advises it is in the advanced stages of a transaction that the Company believes will be completed within a few days to acquire a company active in the field of flavors having an annual sales turnover of US$ 15 million. The consideration for the transaction is expected to be US$ 17 million. In view of the sale process, which was conducted in confidence as demanded by the sellers, and the suspicion that publicizing the transaction at an earlier stage would have had a significant adverse effect on the terms for Frutarom and could have endangered completion, the Board of Directors of Frutarom resolved on November 20, 2006, in accordance with Section 36(b) of the Securities Regulations (Periodic and Immediate Reports), 1970, to postpone publicizing the existence of the transaction until its completion. It is not certain that the transaction will be completed and any relevant event in this matter, if at all, will be reported to the authorities as required by law.

In addition, the Company clarifies that within the framework of its strategic plans to acquire activities and companies in its field it also reviews acquisitions of a considerably greater scope than those it has made in the past. As at this date, negotiations for such an acquisition are not being conducted.

2. Date and time when the Company first became aware of the reported event: 26.3.2007

Sincerely yours,

Eyal Shohat, Adv.
Vice President – Legal Affairs

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:32 27-Mar-07
Number	8029T

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 26, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
2	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
3	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
4	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
5	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
6	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	1
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447

Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	2
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	3
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	4
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	5
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 564,021 options exercisable into 564,021 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	6
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 13,976 options exercisable into 13,976 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Vice President – Legal Affairs

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:38 22-Mar-07
Number	5524T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 22, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report of a Party who Ceased being a Related Party

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's Details:**

Holder's Name: Epsilon Trust Funds (1991) Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 511576209
Citizenship/Country of Incorporation or Registration: Incorporated in Israel
Country of Citizenship/ Incorporation or registration: Israel
Address: 40 Einstein St., Tel-Aviv.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: No.

2. **Details regarding the action following the holder ceased being a Related Party:**

Class of Security: Ordinary Share
Security # on TASE: 1081082
Date of Change: 08/03/2007
Type of Change: Epsilon Trust Funds (1991) Ltd. was a related party in the Company as result of it being a company controlled by Koor Industries Ltd. whic was acquired
by Discount Investment Corporation Ltd., which is a company controllc by IDB Development Corporation Ltd. IDB Development Corporatic Ltd holds the
controlling interest in Clal Insurance Enterprises Holdings Ltd., which w:

a related party until 08/03/2007 due to its holdings in the Company.

3.a. **Holdings Following Change:**

Class off Security	Security # on TASE	Number of Shares	Dormant	Holdings Percentage Equity	Holdings Percentage Voting	Holdings Percentage (Fully Diluted) Equity	Holdings Percentage (Fully Diluted) Voting
Ordinary Share	1081082	37,622	No	0.07	0.07	0.06	0.06

3.b. The Holder is not a Bank or an Insurance Company.

4. Additional Details:

Date and time when the Company first became aware of the reported event: 20/03/2007 at 11:13.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:35 22-Mar-07
Number	5521T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 22, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report of a Party who Ceased being a Related Party

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. Holder's Details:

Holder's Name: Epsilon Provident Funds Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 513544122
Citizenship/Country of Incorporation or Registration: Incorporated in Israel
Country of Citizenship/ Incorporation or registration: Israel
Address: 40 Einstein St., Tel-Aviv.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: No.

2. Details regarding the action following the holder ceased being a Related Party:

Class of Security: Ordinary Share
Security # on TASE: 1081082
Date of Change: 08/03/2007
Type of Change: Epsilon Provident Funds Ltd. was a related party in the Company as result of it being a company controlled by Koor Industries Ltd. whic was acquired by Discount Investment Corporation Ltd., which is company controlled by IDB Development Corporation Ltd. ID Development Corporation Ltd holds the controlling interest in Cl Insurance Enterprises Holdings Ltd., which was a related party unt 08/03/2007 due to its holdings in the Company.

3.a. **Holdings Following Change:**

Class off Security	Security # on TASE	Number of Shares	Dormant	Holdings Percentage Equity	Holdings Percentage Voting	Holdings Percentage (Fully Diluted) Equity	Holdings Percentage (Fully Diluted) Voting
Ordinary Share	1081082	11,000	No	0.02	0.02	0.02	0.02

3.b. The Holder is not a Bank or an Insurance Company.

4. Additional Details:

Date and time when the Company first became aware of the reported event: 20/03/2007 at 11:13.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:33 22-Mar-07
Number	5520T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 22, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report of a Party who Ceased being a Related Party

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's Details:**

Holder's Name: Clal Insurance Enterprises Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520036120
Citizenship/Country of Incorporation or Registration: Incorporated in Israel
Country of Citizenship/ Incorporation or registration: Israel
Address: 37 Begin Rd., Tel-Aviv.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: No.

2. **Details regarding the action following the holder ceased being a Related Party:**

Class of Security: Ordinary Share
Security # on TASE: 1081082
Date of Change: 08/03/2007
Type of Change: Decrease in shares due to sell in the Tel Aviv Stock Exchange.
Number of Shares involved in the action: 90,500
Price: 35.36 NIS

3.a. **Holdings Following Change:**

Class off Security	Security # on TASE	Number of Shares	Dormant	Holdings Percentage		Holdings Percentage (Fully Diluted)	
				Equity	Voting	Equity	Voting
Ordinary Share	1081082	2,830,817	No	4.91	4.91	4.85	4.85

3.b. The Holder is Insurance Company. Following are his Holdings:

Holder	Class of Security	Security # on TASE	Number of Shares	Dormant
Nostro account	Ordinary Share	1081082	82,088	No.
Participating life insurance	Ordinary Share	1081082	1,502,207	No.
Provident funds	Ordinary Share	1081082	541,059	No.
Trust funds	Ordinary Share	1081082	705,463	No.

4. Additional Details:

Date and time when the Company first became aware of the reported event: 20/03/2007 at 16:23.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Dividend Declaration
Released	13:17 20-Mar-07
Number	3137T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

20 March, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. On March 19, 2007, the Board of Directors of the Company resolved to distribute a cash dividend.

2. The amount of the dividend is NIS 10,381,744.

   The dividend represents 1% of the Company's issued and paid-up share capital.

3. The record date (cum date): April 17, 2007.
   The Ex-date: April 18, 2007.
   The Dividend distribution date: May 1, 2007.

4. Withholding tax rate: the dividend is subject to withholding tax in accordance with applicable law. In the absence of special tax rates, the tax rate with respect to a dividend paid to individuals and companies in Israel derived from the earnings of an approved enterprise is 15%, and 20% to individuals with respect to a dividend derived from non-approved enterprise earnings.

5. Following the dividend distribution, the retained earnings of the Company, as defined in section 302 of the Companies Law, 1999, will be in the amount of NIS 466,274,600.

6. Approvals required for the distribution of the dividend: Approval of the board of directors of the Company.

7.

Security Reg. No.	Dividend amount payable in shekels or other currency per share	Currency	Conversion Rate Date
1081082	0.18	NIS	01/05/2007

8. Number of dormant shares of the Company not entitled to receive a dividend for which a waiver should be issued: 0.

9. In the event that the Company has convertible securities, detail the effect of the dividend's distribution thereon: The exercise price of non tradable option issued by the Company to senior officers shall be adjusted by the dividend amount per share due to the dividend distribution.

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Annual Report and Accounts
Released	07:15 20-Mar-07
Number	2710T

To: UK listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: Approval of 2006 Annual Report of Frutarom Industries Ltd. ("Company")

1. We wish to inform that on March 19, 2007 the board of directors of the Company has approved the 2006 Annual Report, including Description of the Company's Business; the Financial Statements of the Company for the period ended 31 December, 2006; the Directors Report; and the Company's Periodic Report.

2. The Annual report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Annual Report.

4. The full Annual Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Vice President-Legal Affairs

FRUTAROM ACHIEVES GROWTH FOR THE SEVENTH CONSECUTIVE YEAR

FOURTH QUARTER SALES GREW 38.1% TO US$ 72.6 M

Double digit growth in core activities in both Divisions in fourth quarter

2006 SALES GREW 17.8% TO TOTAL US$ 287.2 M

GROSS PROFIT IN THE QUARTER ROSE 31.1% TO US$ 25.7 M

OPERATING PROFIT FOR THE QUARTER ROSE SHARPLY BY 56.0% TO TOTAL US$ 7.8 M

NET PROFIT ROSE BY 9.1% TO US$ 5.3 M

NET PROFIT FOR 2006 INCREASED BY 10.6% TO US$ 29.7 M

ANNUAL EARNINGS PER SHARE REACHED US$ 0.52 COMPARED WITH US$ 0.49 IN 2005

Haifa, Israel – March 20, 2006. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today presented its 2006 full year and fourth quarter results.

2006 is the seventh consecutive year in which Frutarom continues its trend of growth and expansion in sales and profits, through the implementation of its rapid growth strategy, combining organic growth in core activities with strategic acquisitions of activities and knowhow in its main business segments and in strategic geographic regions.

According to ***Ori Yehudai, Frutarom President and Chief Executive Officer***, in 2006 Frutarom continued to establish its position as one of the leading flavor and fine ingredient producers in the world, and attained one of the goals it declared a few years ago: becoming one of the top ten flavor companies in the world. Frutarom continued to strengthen its position in the field of natural products with health and dietary values – reduced calories, fat, salt and cholesterol – and functional food ingredients possessing scientifically proven benefits, such as disease prevention, boosting the immune system and improving general well-being. In relating to the fourth quarter, ***Yehudai*** added that during this quarter of 2006, Frutarom achieved double digit organic growth in core activities in both the Flavors Division and the Fine Ingredients Division.

As part of implementing its rapid growth strategy, in January 2006 Frutarom acquired 70% of the share equity of the Nesse group, which develops, produces, markets and sells unique, innovative savory solutions. At the beginning of October 2006, Frutarom also acquired 100% of the share equity of the Acatris Health group, which manages international activity from centers in Holland, Belgium and the USA. Acatris develops, produces and markets unique natural active ingredients

and extracts that have scientifically proven health values.

Yehudai added, "Frutarom invests considerable resources in research and development in order to expand the portfolio of natural, innovative products we offer our customers such as natural functional food ingredients. As part of Frutarom's research and development activity, the Company is cooperating with academic institutions, research institutes and start-ups in Israel and worldwide. Over the last year Frutarom signed agreements on a number of such collaborations that strengthen and broaden the pipeline of new and innovative products that Frutarom intends to launch in the coming years."

Frutarom's **sales in the fourth quarter** of 2006 grew sharply by 38.1% to total US$ 72.6 million. In the fourth quarter Frutarom achieved double digit organic growth in its core activities in both the Flavors Division and the Fine Ingredients Division. In **2006, sales** totaled US$ 287.2, a 17.8% increase compared with 2005, when sales reached US$ 243.8 million.

The following factors contributed to the growth in sales: the merger of the Nesse activity, acquired and unified as of January 2006 with the Frutarom Group's global activity; higher sales of flavors produced and sold by the Flavors Division; sales growth in the Fine Ingredients Division, deriving mainly from the introduction of new products; the merger of the Acatris activity, acquired and unified as of October 2006 with the Frutarom Group's global activity; utilization of the synergy and cross selling opportunities between Frutarom's Divisions and between customers and products, both existing and those added through the acquisitions made in recent years; and the strengthening of the West European currencies (in which most of Frutarom's sales are made) compared with the US dollar, which contributed 4% to sales growth in the fourth quarter.

The growth in the quarter's sales was somewhat offset by a decline in the selling prices of natural raw materials (mainly grapefruit, vanilla and natural gums) sold by Frutarom's Fine Ingredients Division to the food, flavor and fragrance industries and in the selling prices of natural flavors produced by the Flavors Division using these natural raw materials. The growth in sales in 2006 was also offset by lower sales of the food systems activity, due to planned improvement to the product mix that will be achieved by shifting from products with lower margin than the average to unique products with added value and higher than average margin; and

Gross profit for the fourth quarter rose 31.1% to reach US$ 25.7 million compared with US$ 19.6 million last year. **Gross margin** reached 35.3% compared with 37.2% in the same quarter of 2005. The decline in gross margin during the fourth quarter derives mainly from the acquisition of Acatris and Nesse, which contributed to the growth in gross profit but caused a decrease in gross margin due to their having lower gross margin than the average for Frutarom. **Gross profit** for 2006 rose 12% to reach US$ 105.9 million compared with US$ 94.5 million last year. **Gross margin** reached 36.9% compared with 38.8% in 2005. The decline in gross margin in 2006 derives mainly from the price increase in synthetic raw materials used to produce both Divisions' products, and in parallel, the significant drop in the prices of several natural raw materials sold by Frutarom's Fine Ingredients Division and in the selling prices of flavors produced by the Flavors Division, using the affected natural raw materials. The acquisitions of Acatris and Nesse contributed to the growth in gross profit for the year but also to a decrease in gross margin due to their having lower gross margin than the average for Frutarom.

Operating profit for the quarter rose by 56.0% to US$ 7.8 million, while **operating margin** improved to reach 10.6% compared with 9.5% in the same period of last year. The growth achieved in operating margin despite the slight decrease in gross profit and margin resulted mainly from the growth in the Company's core activities during the fourth quarter, and from the synergy achieved between the Company's activities. **Operating profit** for the year rose by 9.8% to US$ 37.1 million compared with US$ 33.7 million in 2005. **Operating margin** reached 12.9% compared with 13.8% in 2005, mainly due to the decline in gross margin in the year, as mentioned above.

Profit before tax for the fourth quarter totaled US$ 7.7 million, growing 53.3% compared with the

same period last year. **Profitability before tax** reached 10.6% compared with 9.5% in the fourth quarter of 2005. **Taxes on income** for the fourth quarter grew to US$ 2.3 million compared with US$ 0.1 million in the fourth quarter for 2005, when the Company recorded a one time tax benefit for previous periods. **Profit before tax** for 2006 rose by 9.9% to US$ 36.6 million, and **profitability before tax** reached 12.7% compared with 13.7% in 2005.

Net profit for the fourth quarter rose 9.1% to reach US$ 5.3 million compared with US$ 4.9 million in the fourth quarter of 2005. **Net margin** reached 7.3% compared with 9.3% in the fourth quarter of 2005, when the Company recorded a one time tax benefit. **Net profit** for 2006 grew by 10.6% to reach US$ 29.7 million compared with US$ 26.8 million in 2005. **Net margin** reached 10.3% compared with 11.0% last year.

Earnings per share reached US$ 0.52 compared with US$ 0.49 per share in 2005.

During the fourth quarter, Frutarom achieved **cash flow from operating activities** of US$ 9.1 million, compared with US$ 5.6 million in the same quarter in 2005. In 2006, Frutarom achieved cash flow from operating activities of US$ 31.4 million compared with US$ 32.5 million in 2005, despite the considerable growth in activity.

Frutarom's **shareholders equity** as at December 31, 2006 totaled US$ 217.1 million (68.5% of the balance sheet) compared with US$ 177.8 million (76.0% of the balance sheet) at December 31, 2005. The growth in equity is mainly due to the profit for the period.

Yehudai concluded by saying that Frutarom's management continues working to implement the Company's strategy for rapid growth and to utilize the synergy and many cross selling possibilities in the acquisitions of recent years, which will help to sustain organic growth in Frutarom's core activities. Frutarom invests considerable resources in locating and executing additional strategic acquisitions and is currently in contact with several interesting candidates for possible acquisition, mainly in countries and markets where the Company has substantial activity.

Background on the Company

Frutarom is a global company with significant production and development centers on three continents that markets its products on five continents to over 5,000 customers in more than 120 countries. Frutarom's products are intended mainly for the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, health food, functional food, food additives, and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.

- The Fine Ingredients Division, which develops, produces and markets natural flavor extracts, natural functional food ingredients, natural pharmaceutical/nutraceutical extracts, specialty essential oils and citrus products, and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Belgium, Holland, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom has about

1,150 employees worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31 2006

	As at 31 December	
	2006	2005
	U.S. dollars in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	18,417	33,723
Short Term Investments	3,260	-
Accounts receivable:		
Trade	53,968	40,289
Other	10,038	6,756
Prepaid expenses and advances to suppliers	3,662	2,206
Inventories	59,754	46,886
Total current assets	149,099	129,860
NON-CURRENT ASSETS:		
Property, plant and equipment	101,655	86,108
Intangible assets	60,172	12,601
Deferred income tax assets	3,833	3,319
Other non current assets	1,938	1,978
Total non current assets	167,598	104,006

Total assets	316,697	233,866

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31 2006

	As at 31 December	
	2006	2005
	U.S. dollars in thousands	
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Bank credit and loans	673	289
Accounts payable:		
Trade	27,500	17,895
Other	27,997	22,162
Provisions	946	547
Total current liabilities	57,116	40,893
NON-CURRENT LIABILITIES:		
Loans and credit from banks (net of current maturities)		
Retirement benefit obligations	7,499	7,775
Deferred income tax liabilities	12,241	7,390
Others	2,2708	
Total non current liabilities	42,448	15,165
COMMITMENTS AND CONTINGENT LIABILITIES:		
Total liabilities	99,564	56,058
SHAREHOLDERS' EQUITY:		
Share capital	16,434	16,399
Capital Surplus	93,116	91,666
Currency translation differences	5,716	5,160
Retained earnings	103,658	75,934
Net of - cost of Company shares held by		

Subsidiary	(1,791)	(1,031)
Total shareholders' equity	217,133	177,808
Total shareholders' equity and liabilities	316,697	233,866

FRUTAROM INDUSTRIES LTD.
CONSOLIDATED INCOME STATEMENT
AS AT DECEMBER 31

	Year ended 31 December		
	2006	2005	2004
	U.S. dollars in thousands, except for per share data		
SALES	287,247	243,803	196,780
COST OF SALES	181,370	149,285	122,447
GROSS PROFIT	105,877	94,518	74,333
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:			
Selling, marketing, research and development - net	48,518	43,818	34,554
General and administrative	22,418	18,217	17,869
OTHER INCOME - net	2,114	1,255	102
OPERATING PROFIT	37,055	33,738	22,012
FINANCIAL EXPENSES - net	445	416	1,347
PROFIT BEFORE TAXES ON INCOME	36,610	33,322	20,665
TAXES ON INCOME	6,908	6,475	4,909

NET INCOME	29,702	26,847	15,756

EARNINGS PER SHARE:			
BASIC	0.52	0.49	0.34
DILUTED	0.51	0.48	0.33

Paste the following link into your web browser to download the PDF document related to this announcement

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	12:31 12-Mar-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

March 12, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	82,088	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,558,707	2.70	2.70	2.67	2.67
3	Clal Insurance Enterprises Ltd.	Ordinary	575,059	1.00	1.00	0.98	0.98
4	Clal Insurance Enterprises Ltd.	Ordinary	702,963	1.22	1.22	1.20	1.20
5	Epsilon Trust Funds (1991) Ltd	Ordinary	37,622	0.07	0.07	0.06	0.06
6	Epsilon Provident Funds Ltd.	Ordinary	11,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68

12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	83,925
Change in number of shares:	-1,837
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,558,707
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or	Israel

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	575,059
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	702,963
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	23,624
Change in number of shares:	13,998
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it	

being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	10,000
Change in number of shares:	1,000
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	12:27 12-Mar-07
Number	7681S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

12 March 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	06/03/2007
Price:	NIS 36.60
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	83,925
Change in number of shares:	-1,837

Updated balance:	82,088	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: March 7, 2007 at 17:58.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:06 05-Mar-07
Number	3499S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 5, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	83,925	0.15	0.15	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,558,707	2.70	2.70	2.67	2.67
3	Clal Insurance Enterprises Ltd.	Ordinary	575,059	1.00	1.00	0.98	0.98
4	Clal Insurance Enterprises Ltd.	Ordinary	702,963	1.22	1.22	1.20	1.20
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	23,624	0.04	0.04	0.04	0.04
6	Epsilon Provident Funds Ltd.	Ordinary	10,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary					

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	79,497
Change in number of shares:	4,428
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,558,707
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	575,059
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	723,124
Change in number of shares:	-20,161
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	23,624
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	10,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:01 05-Mar-07
Number	3491S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

5 March 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	01/03/2007
Price:	NIS 36.68
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	83,938
Change in number of shares:	-13

Updated balance:	83,925	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: March 3, 2007 at 14:30.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:53 01-Mar-07
Number	1421S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

1 March 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	27/02/2007
Price:	NIS 37.64
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	79,497
Change in number of shares:	4,441

Updated balance:	83,938	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 28, 2007 at 12:37.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:27 26-Feb-07
Number	8721R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

February 26, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	79,497	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,558,707	2.70	2.70	2.67	2.67
3	Clal Insurance Enterprises Ltd.	Ordinary	575,059	1.00	1.00	0.98	0.98
4	Clal Insurance Enterprises Ltd.	Ordinary	723,124	1.25	1.25	1.24	1.24
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	23,624	0.04	0.04	0.04	0.04
6	Epsilon Provident Funds Ltd.	Ordinary	10,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	79,485
Change in number of shares:	12
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,558,707
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	575,059
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	711,394
Change in number of shares:	11,730
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,277
Change in number of shares:	4,347
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	10,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:26 26-Feb-07
Number	8719R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

26 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	21/02/2007
Price:	NIS 40.50
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	79,485
Change in number of shares:	12

Updated balance:	79,497	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 22, 2007 at 11:45.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:52 19-Feb-07
Number	5067R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

February 19, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	79,485	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,558,707	2.70	2.70	2.67	2.67
3	Clal Insurance Enterprises Ltd.	Ordinary	575,059	1.00	1.00	0.98	0.98
4	Clal Insurance Enterprises Ltd.	Ordinary	711,394	1.23	1.23	1.22	1.22
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	19,277	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	10,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01			

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	80,321
Change in number of shares:	-836
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,608,521
Change in number of shares:	-49,814
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	611,459
Change in number of shares:	-36,400
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	735,709
Change in number of shares:	-24,315
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,277
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	10,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	745,447
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:49 19-Feb-07
Number	5062R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

19 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	14/02/2007
Price:	NIS 40.50
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	80,700
Change in number of shares:	-1,215

Updated balance:	79,485	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 15, 2007 at 13:13.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:49 19-Feb-07
Number	5057R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

19 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	8/02/2007
Price:	NIS 39.15
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	79,369
Change in number of shares:	952

Updated balance:	80,321	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 11, 2007 at 13:52.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:09 14-Feb-07
Number	2787R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

14 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	13/02/2007
Price:	NIS 40.12
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	80,321
Change in number of shares:	379

Updated balance:	80,700	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 14, 2007 at 12:45.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:35 12-Feb-07
Number	1280R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

February 12, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	80,321	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,608,521	2.79	2.79	2.75	2.75
3	Clal Insurance Enterprises Ltd.	Ordinary	611,459	1.06	1.06	1.05	1.05
4	Clal Insurance Enterprises Ltd.	Ordinary	735,709	1.28	1.28	1.26	1.26
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	19,277	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	10,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	745,447	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	77,673
Change in number of shares:	2,648
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,695,883
Change in number of shares:	-87,362
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	607,159
Change in number of shares:	4,300
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	732,865
Change in number of shares:	2,844
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,277
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	9,500
Change in number of shares:	500
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	765,691
Change in number of shares:	-20,244
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:12 08-Feb-07
Number	9759Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

8 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease due to exercise of options.
Date of Change:	08/02/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	765,691
Change in number of shares:	-20,244

Updated balance:	745,447	
Percentage of holdings:	Equity:	1.29%
	Voting rights:	1.29%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: February 8, 2007 at 17:00.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:55 07-Feb-07
Number	8953Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

7 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	06/02/2007
Price:	NIS 39.27
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	77,673
Change in number of shares:	1,696

Updated balance:	79,369	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: February 7, 2007 at 14:57.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:33 05-Feb-07
Number	7021Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

5 February, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate_Report Regarding_Change In Shareholders_Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of February 4, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Ameritrade Inc.
   Details of the change: transfer of 292 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

2. Name of the shareholder to whom change relates:
   ICC Industries Inc.
   Details of the change: transfer of 276,037 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: February 4, 2007 at 18:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:32 05-Feb-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

February 5, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	77,673	0.13	0.13	0.13	0.13
2	Clal Insurance Enterprises Ltd.	Ordinary	1,695,883	2.94	2.94	2.90	2.90
3	Clal Insurance Enterprises Ltd.	Ordinary	607,159	1.05	1.05	1.04	1.04
4	Clal Insurance Enterprises Ltd.	Ordinary	732,865	1.27	1.27	1.25	1.25
5	Epsilon Trust Funds (1991) Ltd	Ordinary	19,277	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	9,500	0.02	0.02	0.02	

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:30 05-Feb-07
Number	7019Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

5 February 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	01/02/2007
Price:	NIS 38.08
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	73,141
Change in number of shares:	4,532

Updated balance:	77,673	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: February 5, 2007 at 09:31.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:55 31-Jan-07
Number	4768Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

31 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	30/01/2007
Price:	NIS 37.66
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	72,957
Change in number of shares:	184

Updated balance:	73,141	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: January 31, 2007 at 12:37.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:04 29-Jan-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

January 29, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	72,957	0.13	0.13	0.12	0.12
2	Clal Insurance Enterprises Ltd.	Ordinary	1,695,883	2.94	2.94	2.90	2.90
3	Clal Insurance Enterprises Ltd.	Ordinary	607,159	1.05	1.05	1.04	1.04
4	Clal Insurance Enterprises Ltd.	Ordinary	729,285	1.26	1.26	1.25	1.25
5	Epsilon Trust Funds (1991) Ltd	Ordinary	19,277	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	9,500	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	765,691	1.33	1.33	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
1(	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68

12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:33 25-Jan-07
Number	1546Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	23/01/2007
Price:	NIS 37.11
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	72,255
Change in number of shares:	702

Updated balance:	72,957	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event: January 24, 2007 at 14:51.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:08 24-Jan-07
Number	0785Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

24 January, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of January 23, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Family Discount Stamp Co.
   Details of the change: transfer of 2,396 Ordinary Shares of the Company to: Schaffer Diversified Corp.

Date and time when the Company first became aware of the reported event: January 23, 2007 at 18:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:39 22-Jan-07
Number	9274P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

January 22, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	72,255	0.13	0.13	0.12	0.12
2	Clal Insurance Enterprises Ltd.	Ordinary	1,695,883	2.94	2.94	2.90	2.90
3	Clal Insurance Enterprises Ltd.	Ordinary	609,159	1.06	1.06	1.04	1.04
4	Clal Insurance Enterprises Ltd.	Ordinary	713,285	1.24	1.24	1.22	1.22
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	14,777	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	8,000	0.01	0.01	0.01	0.01
7	Frutarom Trust Ltd.	Ordinary	765,691	1.33	1.33	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	74,759
Change in number of shares:	-2,504
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,695,883
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	609,159
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	699,395
Change in number of shares:	13,890
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	14,777
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,500
Change in number of shares:	6,500
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	765,691
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:29 18-Jan-07
Number	7574P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

18 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	17/01/2007
Price:	NIS 37.09
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	72,659
Change in number of shares:	-404

Updated balance:	72,255	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event: January 17, 2007 at 14:22.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:25 17-Jan-07
Number	6474P

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

16 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate_Report_Regarding_Changes_In_Related_Parties_Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	14/01/2007
Price:	NIS 37.19
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	74,759
Change in number of shares:	-2,100

Updated balance:	72,659	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event: January 15, 2007 at 14:14.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:01 15-Jan-07
Number	5297P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

January 15, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	74,759	0.13	0.13	0.13	0.13
2	Clal Insurance Enterprises Ltd.	Ordinary	1,695,883	2.94	2.94	2.90	2.90
3	Clal Insurance Enterprises Ltd.	Ordinary	609,159	1.06	1.06	1.04	1.04
4	Clal Insurance Enterprises Ltd.	Ordinary	699,395	1.21	1.21	1.20	1.20
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	14,777	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	1,500	0.00	0.00	0.00	0.00
7	Frutarom Trust Ltd.	Ordinary	765,691	1.33	1.33	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	70,991
Change in number of shares:	3,768
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,720,633
Change in number of shares:	-24,750
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	583,159
Change in number of shares:	26,000
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	689,462
Change in number of shares:	9,933
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	14,777
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,500
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	823,650
Change in number of shares:	-57,959
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 15-Jan-07
Number	4910P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

14 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	11/01/2007
Price:	NIS 36.78
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	75,326
Change in number of shares:	-567

Updated balance:	74,759	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: January 14, 2007 at 12:21.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:15 11-Jan-07
Number	3809P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

11 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	10/01/2007
Price:	NIS 37.38
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	77,752
Change in number of shares:	-2,426

Updated balance:	75,326	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: January 11, 2007 at 11:55.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:25 11-Jan-07
Number	3575P

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

10 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	09/01/2007
Price:	NIS 37.90
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	78,160
Change in number of shares:	-408

Updated balance:	77,752	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: January 10, 2007 at 11:41.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:31 09-Jan-07
Number	1980P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

9 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	08/01/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	838,332
Change in number of shares:	-72,641

Updated balance:	765,691	
Percentage of holdings:	Equity:	1.33%
	Voting rights:	1.33%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: January 8, 2007 at 16:00.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:26 09-Jan-07
Number	1974P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

9 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	07/01/2007
Price:	NIS 37.91
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	70,991
Change in number of shares:	7,169

Updated balance:	78,160	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: January 8, 2007 at 13:51.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:09 08-Jan-07
Number	1501P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

January 8, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	70,991	0.12	0.12	0.12	0.12
2	Clal Insurance Enterprises Ltd.	Ordinary	1,720,633	2.98	2.98	2.94	2.94
3	Clal Insurance Enterprises Ltd.	Ordinary	583,159	1.01	1.01	1.00	1.00
4	Clal Insurance Enterprises Ltd.	Ordinary	689,462	1.20	1.20	1.18	1.18
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	14,777	0.03	0.03	0.03	0.03
6	Epsilon Provident Funds Ltd.	Ordinary	1,500	0.00	0.00	0.00	0.00
7	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
12	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	62,750
Change in number of shares:	8,241
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,729,936
Change in number of shares:	-9,303
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	531,419
Change in number of shares:	51,740
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	660,169
Change in number of shares:	29,293
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	14,777
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	1,500
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:22 08-Jan-07
Number	1142P

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

7 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	06/01/2007
Price:	NIS 38.08
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	69,367
Change in number of shares:	1,624

Updated balance:	70,991	
Percentage of holdings:	Equity:	0.12%
	Voting rights:	0.12%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event: January 7, 2007 at 11:28.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	17:40 04-Jan-07
Number	0252P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	04/01/2007
Price:	NIS 37.96
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	62,838
Change in number of shares:	6,529

Updated balance:	69,367	
Percentage of holdings:	Equity:	0.12%
	Voting rights:	0.12%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event: January 4, 2007 at 11:53.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:24 03-Jan-07
Number	9279O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

2 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	01/01/2007
Price:	NIS 36.81
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	62,750
Change in number of shares:	88

Updated balance:	62,838	
Percentage of holdings:	Equity:	0.11%
	Voting rights:	0.11%
Percentage of holdings (fully diluted basis):	Equity:	0.11%
	Voting rights:	0.11%
Comments:		

Date and time when the Company first became aware of the reported event: January 2, 2007 at 13:55.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:16 03-Jan-07
Number	9273O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

January 2, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Company due to its Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. Holder's details:

First name	----
Family name/company name	Epsilon Provident Funds Management Ltd.
Type of identification no.	Number with Israel Companies Registrar
Citizenship/country of incorporation or registration	513544122
Country of citizenship/incorporation or registration	----
Address	40 Einstein St., Tel Aviv
Is the holder a representative for reporting purposes of a number of shareholders holding the company's shares together with him?	No

2. Details of the action resulting in the holder's becoming a related party

a.	Name and type of security involved in action	Ordinary share
b.	Security # on Tel Aviv Stock Exchange:	1081082
c.	Date of action	01/01/2007
d.	Type of action	Increase. Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which

		is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.
e.	Number of shares involved	1,500
f.	Price at which action was made	NIS 37.26
g.	Are the shares dormant or convertible into dormant shares	No

3. a. Status of related party holdings following the action

Security name, type and class	Security's number on exchange	Number of securities	Dormant	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
Ordinary share	1081082	1,500	No	0.01	0.01	0.01	0.01

b. The holder is a banking or insurance corporation. Following details of the holdings:

Holder	Security name, type and class	Security's number on exchange	Number of securities	Dormant
Epsilon Provident Funds Management Ltd	Ordinary share	1081082	1,500	No

4. The related party does not hold shares or convertible securities in a subsidiary or affiliated company of tl reporting company.

5. Additional details

---

6. Date and time at which the Company first became aware of the event or matter

January 2, 2007 at 16:00

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:13 03-Jan-07
Number	9265O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

January 2, 2007

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Company due to Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's details:**

First name	----
Family name/company name	Epsilon Trust Funds (1991) Ltd.
Type of identification no.	Number with Israel Companies Registrar
Citizenship/country of incorporation or registration	511576209
Country of citizenship/incorporation or registration	----
Address	40 Einstein St., Tel Aviv
Is the holder a representative for reporting purposes of a number of shareholders holding the company's shares together with him?	No

2. **Details of the action resulting in the holder's becoming a related party**

a.	Name and type of security involved in action	Ordinary share
b.	Security # on Tel Aviv Stock Exchange:	1081082
c.	Date of action	01/01/2007
d.	Type of action	Increase. Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company

		controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.
e.	Number of shares involved	14,777
f.	Price at which action was made	NIS 36.63
g.	Are the shares dormant or convertible into dormant shares	No

3. a. Status of related party holdings following the action

Security name, type and class	Security's number on exchange	Number of securities	Dormant	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
Ordinary share	1081082	14,777	No	0.03	0.03	0.03	0.03

b. The holder is not a banking or insurance corporation.

4. The related party does not hold shares or convertible securities in a subsidiary or affiliate company of the reporting company.

5. Additional details

---

6. Date and time at which the Company first became aware of the event or matter

January 1, 2007 at 13:31

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 02-Jan-07
Number	8187O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

1 January 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to purchase on the Tel Aviv Stock Exchange
Date of Change:	28/12/2006
Price:	NIS 37.07
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	60,452
Change in number of shares:	2,298

Updated balance:	62,750	
Percentage of holdings:	Equity:	0.11%
	Voting rights:	0.11%
Percentage of holdings (fully diluted basis):	Equity:	0.11%
	Voting rights:	0.11%
Comments:		

Date and time when the Company first became aware of the reported event: December 31, 2006 at 12:30.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 02-Jan-07

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

December 31, 2006

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	62,750	0.11	0.11	0.11	0.11
2	Clal Insurance Enterprises Ltd.	Ordinary	1,7				

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 02-Jan-07
Number	8185O

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

December 31, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	62,750	0.11	0.11	0.11	0.11
2	Clal Insurance Enterprises Ltd.	Ordinary	1,729,936	3.0	3.0	2.96	2.96
3	Clal Insurance Enterprises Ltd.	Ordinary	531,419	0.92	0.92	0.91	0.91
4	Clal Insurance Enterprises Ltd.	Ordinary	660,169	1.14	1.14	1.13	1.13
5	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
6	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
7	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
8	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
9	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
10	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or	Israel

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	60,452
Change in number of shares:	2,298
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,720,782
Change in number of shares:	9,154
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	531,419
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel

Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	651,669
Change in number of shares:	8,500
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	6
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	7

Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	8
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	9
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden

Holder Number:	10
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:11 11-Dec-06
Number	5964N

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

December 11, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	60,452	0.1	0.1	0.1	0.1
2	Clal Insurance Enterprises Ltd.	Ordinary	1,720,782	2.98	2.98	2.95	2.95
3	Clal Insurance Enterprises Ltd.	Ordinary	531,419	0.92	0.92	0.91	0.91
4	Clal Insurance Enterprises Ltd.	Ordinary	651,669	1.13	1.13	1.12	1.12
5	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
6	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
7	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
8	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
9	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
10	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or	Israel

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	56,664
Change in number of shares:	3,788
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,720,782
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	531,419
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel

Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	638,201
Change in number of shares:	13,468
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	6
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	7

Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	8
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	9
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden

Holder Number:	10
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:09 29-Nov-06

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

November 29, 2006

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	56,664	0.1	0.1	0.1	

Regulatory Announcement

Go to market news section



Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:41 21-Nov-06
Number	4200M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 21, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current

Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	2
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	3
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	4
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	5
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	6
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:41 21-Nov-06
Number	4198M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

November 21, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report of a Party who Ceased being a Related Party

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's Details:**

Holder's Name: Bank Leumi Ltd. Group
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Citizenship/Country of Incorporation or Registration: Incorporated in Israel
Country of Citizenship/ Incorporation or registration: Israel
Address: 34 Yehuda Halevy St., Tel-Aviv
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities: No.

2. **Details re the Change in Holdings:**

Class of Security: Ordinary Share
Security # on TASE: 1081082
Date of Change: 16/11/2006
Type of Change: Decrease in shares due to sell outside of the Tel Aviv Stoc Exchange
Number of Shares: 875,124
Are the shares dormant: No.

3.a. **Holdings Following Change:**

Class off Security	Security # on TASE	Number of Shares	Dormant	Holdings Percentage Equity	Holdings Percentage Voting	Holdings Percentage (Fully Diluted) Equity	Holdings Percentage (Fully Diluted) Voting
Ordinary Share	1081082	875,124	No	4.07	4.07	4.02	4.02

3.b. The Holder is a Bank. Following are his Holdings:

Holder	Class of Security	Security # on TASE	Number of Shares	Dormant
Bank Leumi	Ordinary Share	1081082	2,350,152	No.

4. Additional Details:

On 21/11/2006 the Company received a notice from Bank Leumi according to which on 16/11/2006 tl ownership on the Provident Fund Management Company of Bank Leumi "Pia" was transferred to third party. Accordingly 875,124 ordinary shares were transferred from Bank Leumi to the thirs party.

Date and time when the Company first became aware of the reported event: 21/11/2006 at 11:30.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:15 21-Nov-06
Number	4086M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 21, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	875,124	1.52	1.52	1.50	1.50
2	Bank Leumi Ltd. Group	Ordinary	2,350,152	4.07	4.07	4.02	4.02
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	832,961
Change in number of shares:	42,163
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,410,209
Change in number of shares:	-60,057
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Interim Results-Third Quarter
Released	07:38 21-Nov-06
Number	4078M

To: The London Stock Exchange

Dear Sir/Madame,

Re: Approval of September 30, 2006 Financial and Directors' Report of Frutarom Industries Ltd. ("Company")

1. On November 20, 2006 the board of directors of the Company approved the Financial Statements of the Company and the Directors' Report for the period ended September 30, 2006.

2. Enclosed please find a summary of the Financial Statements.

3. The full Financial and Directors Reports are available at the Company's web-site: www.frutarom.com

Sincerely,

(-)
Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES ITS TREND OF GROWTH IN SALES AND PROFITS

THIRD QUARTER SALES GREW 20% COMPARED WITH SAME QUARTER IN 2005 TO TOTAL US$ 71.3 M

Sales for the first three quarter of the year grew 12.2% to US$ 214.6 M

GROSS PROFIT ROSE 16.9% COMPARED WITH THE PARALLEL QUARTER TO US$ 26.9 M

-

OPERATING PROFIT GREW 16.9% TO US$ 9.2 M COMPARED WITH US$ 7.9 M IN THE PARALLEL QUARTER

Operating margin reached 13.0% compared with 13.3% in the same quarter last year

-

NET PROFIT FOR THE QUARTER TOTALED US$ 7.0 M

Net profit for the parallel quarter was US$ 6.8 M

NET PROFIT FOR THE FIRST THREE QUARTERS ROSE 11.0% TO US$ 24.4 M

Net margin for the first three quarters reached 11.4% compared with 11.5% in the same period in 2005

Haifa, Israel - November 21, 2006. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF)

Further to recent years, during the third quarter of 2006 Frutarom achieved growth in sales and profits, while continuing to implement its growth strategy, combining organic growth in core activities (at rates above the industry average) with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions. In line with this strategy, Frutarom acquired at the beginning of the year 70% of the issued and paid up share capital of Nesse, which develops, produces, markets and sells innovative, unique solutions that include savory flavors and unique functional ingredients, and in October acquired 100% of the share capital of the Acatris Health Group, which develops, produces and markets unique and innovative botanical ingredients possessing scientifically proven health properties.

Frutarom's sales for the third quarter of 2006 totaled US$ 71.3 million, showing growth of 20.0%, compared with the same quarter of 2005. Sales for the first three quarters totaled US$ 214.6 million, growing 12.2% compared with the same period last year.

The following factors were the main contributors to the growth in sales during the quarter:

- The integration of the Nesse activity, which was acquired and consolidated from January 2006 with Frutarom's global activity.
- Growth in the sales of flavors produced and sold by the Company's Flavors Division.
- Growth in the sales of the Fine Ingredients Division, deriving mainly from the introduction of new products with higher than average margin.
- Utilization of the synergy and cross selling opportunities between Frutarom's Divisions and between customers and products, both existing and those added through the acquisitions made in recent years.

- Strengthening of West European currencies (in which most of Frutarom's sales are made) against the US dollar, which contributed 3% to the sales growth.

The increase in sales during the third quarter was offset by the following factors:

- A decrease in sales of the food systems activity due to planned improvement to the product mix, which was achieved by shifting from products with lower than average margin to unique, value added products with higher than average margin.
- A decrease, compared with the same period in 2005, in the prices of several natural raw materials (mainly grapefruit and natural gums) that are sold by the Fine Ingredients Division to the food, flavor and fragrance industries, and of the selling prices of flavor compounds produced by the Flavors Division using these natural raw materials.

Sales during the first three quarters of the year were also influenced by the weakening of the Western European currencies (in which most of Frutarom's sales are made) against the US dollar.

Gross profit for the third quarter rose 16.9% to total US$ 26.9 million compared with US$ 23.0 million in the same quarter last year. Gross margin for the third quarter reached 37.8% compared with 38.8% during the same quarter in 2005. The decrease in gross profit during the quarter derives mainly from the influences reported by the Company during the second quarter, and which Frutarom estimates are temporary in nature, of price fluctuations in raw materials used in Frutarom's production. These influences, seen mainly in the second quarter, weakened as expected in the third quarter.

Operating profit during the third quarter of 2006 rose 16.9% to total US$ 92. million compared with US$ 7.9 million in the same quarter of 2005. Operating margin for the quarter reached 13.0% compared with 13.3% in the third quarter of 2005.

Net profit for the third quarter rose 2.9% to US$ 7.0 million compared with US$ 6.8 million in the same quarter of 2005, and net margin reached 9.8% compared with 11.4%. The decline in net margin during the quarter results from a one time tax benefit of US$ 1.0 million recorded in the third quarter of 2005 for previous periods. Net profit for the first three quarters of 2006 rose 11.0% to reach US$ 24.4 million compared with US$ 22.0 million for the same period of 2005. Net margin reached 11.4% compared with 11.5% in the same period in 2005. The decline in the rate of taxes on income results from a one time reduction in the amount of US$ 1.5 million in the tax expenses of the Company recorded during the second quarter of the year, which derives from tax arrangements made recently in Germany following the Nesse acquisition at the beginning of the year.

Earnings per share for the third quarter maintained the same level as during the same quarter of 2005, at US$ 0.12. Earnings per share for the first nine months of the year totaled US$ 0.43 compared with US$ 0.40 during the same period last year.

Ori Yehudai, the Frutarom Group's President and Chief Executive Officer, commented: "We are satisfied with the Company's achievement during the third quarter. Our diligent activity to raise the selling prices of our products has already begun to yield results in the third quarter and, we estimate, will continue to contribute to improving profit margins in the coming quarters." **Yehudai** added that "As expected, the Nesse activity that we acquired at the beginning of the year continues to grow and contribute very nicely to Frutarom's activity. We estimate that extraction of the synergy and cross selling opportunities will continue next year and contribute to growing Frutarom's sales and profits." With regard to the Acatris Health acquisition made in October, **Yehudai** said "The Acatris Health acquisition is an important strategic move for Frutarom that matches the Company's vision, ***To be the Preferred Partner for Tasty and Healthy Success***. This acquisition significantly strengthens the unique natural product portfolio offered to Frutarom's customers in the **health** field, particularly in the fast growing functional food and nutraceuticals markets. We are working to merge Acatris Health with our existing activities and to extract the extensive synergy inherent in these complementary activities. As of the fourth quarter of this year Acatris Health's activity is being merged into the global structure of Frutarom's Fine Ingredients Division and be combined with the natural health products activity of the Swiss company Flachsmann that was acquired by Frutarom in 2003."

Yehudai concluded by saying that "Frutarom today has an abundant and interesting pipeline of new projects and products under development by the Company's two divisions. These developments are being made in close cooperation with our customers, who include large multinational companies, with accent on the field of functional food ingredients, which is growing at a comparatively higher rate than the traditional food industry, and together with local mid size customers, with special emphasis on the field of private labels, which is expanding at double the rate of the global food industry. The R&D team of the Fine Ingredients Division is working to develop new products, mostly natural, that are expected to contribute to the rapid growth of Frutarom's activity in the coming years, as well as on joint projects with start up companies and leading research institutes. These activities will contribute to the continued successful implementation of our profitable and rapid growth strategy. At the same time, Frutarom continues to invest considerable resources in realizing its rapid growth strategy, combining profitable organic growth of core activities with strategic acquisitions of activities and know-how in its main fields of business and in strategic geographic regions with the aim of achieving our ambitious goals while creating value for our shareholders."

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

30 SEPTEMBER 2006

	30 September		31 December
	2006	2005	2005
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	28,080	26,693	33,723
Short-term investments	3,215		
Accounts receivable:			
Trade	54,134	44,163	40,289
Other	8,370	4,493	6,756
Prepaid expenses and advances to suppliers	4,100	2,426	2,206
Inventories	52,541	43,394	46,886
Total current assets	150,440	121,169	129,860
NON-CURRENT ASSETS:			
Property, plant and equipment	99,805	91,008	87,905
Intangible assets	38,528	12,342	10,804
Deferred income tax assets	5,863	2,352	3,319
Other non-current assets	1,948	3,953	1,978
Total non-current assets	146,144	109,655	104,006
Total assets	296,584	230,824	233,866

	30 September 2006	30 September 2005	31 I
	U.S. dollars in thousan		
	(Unaudited)		(A
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	716	1,192	289
Accounts payable:			
Trade	23,047	16,491	17,8
Other	28,644	23,907	22,1
Provisions	947	727	547
Total current liabilities	53,354	42,317	40,8
NON-CURRENT LIABILITIES:			
Retirement benefit obligations	8,665	8,004	7,77
Deferred income tax liabilities	8,513	5,839	7,39
Other liabilities	19,349		
Total non-current liabilities	36,527	13,843	15,1
Total liabilities	89,881	56,160	56,0
SHAREHOLDERS' EQUITY:			
Share capital	16,427	16,399	16,3
Additional paid-in capital	92,791	91,441	91,6
Currency translation differences	1,047	(3,510)	(5,16
Retained earnings:			
Unappropriated	98,338	71,060	73,9
Appropriated			2,00
Cost of company shares held by subsidiary	(1,900)	(726)	(1,03
Total shareholders' equity	206,703	174,664	177,
Total shareholders' equity and liabilities	296,584	230,824	233,

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2006

	9 months ended 30 September		3 months ended 30 September		Year ende 31 Decemb
	2006	2005	2006	2005	2005
	U.S. dollars in thousands				
	(Unaudited)		(Unaudited)		(Audited
	214,615	191,198	71,282	59,396	243,803
)F SALES	134,389	116,242	44,356	36,358	149,285
PROFIT	80,226	74,956	26,926	23,038	94,518
G, MARKETING, RESEARCH DEVELOPMENT, GENERAL ADMINISTRATIVE EXPENSES					
:					
ıg, marketing, research development					
et	35,227	33,029	12,280	10,707	43,818
ral and administrative	17,289	13,868	5,865	4,437	18,217
INCOME - net	1,573	695	466	19	1,255
TING PROFIT	29,283	28,754	9,247	7,913	33,738
CIAL EXPENSES - net	336	432	82	57	416
BEFORE TAXES ON IE	28,947	28,322	9,165	7,856	33,322
ON INCOME	4,565	6,349	2,183	1,095	6,475
COME FOR THE PERIOD	24,382	21,973	6,982	6,761	26,847

	U.S. Dollars				
EARNINGS PER SHARE:					
BASIC	0.43	0.40	0.12	0.12	0.49
DILUTED	0.43	0.39	0.12	0.12	0.48

-

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	15:47 15-Nov-06
Number	1498M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 November, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status
Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at November 15, 2006:

Name	Type of I.D. number	I.D. Number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D. Number	052731569	Director, President and CEO
Uzi Netanel	I.D. Number	007599798	External Director
Gil Leidner	I.D. Number	50776889	External Director
Alon Granot	I.D. Number	057210247	Executive VP
Yoni Glickman	I.D. Number	026071530	Executive VP
Yoav Barak	I.D. Number	053670352	Internal Auditor
Hans Abderhalden	Other I.D. Number	004817414	Director
Yair Seroussi	I.D. Number	053654927	Director
Kobi Levy	I.D. Number	057386278	Executive VP
Eyal Shohal	I.D. Number	025609694	Vice President Legal Affairs
Guy Gill	I.D. Number	024223380	Controller

Sincerely yours,

Eyal Shohat, Adv.
Vice President - Legal Affairs

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	15:39 15-Nov-06
Number	1488M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 November, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report regarding Appointment of Senior Officeholder (who is not a Director nor an Individual acting on behalf of a Corporation)
Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First and Last Names: Guy Gill
   Type of I.D. number: Israeli I.D.
   I.D. Number: 024223380
   Citizenship/Country of Incorporation or Registration: Individual holding Israeli citizenship

2. Date of Birth: 2 February, 1969

3. Address: 18 Hasachlavh St., Haifa, Israel

4. Appointed to Position of: Controller

5. Position in Company Prior to Appointment: None.

6. Appointment Date: 22 November, 2006

7. Education: B.A., Economics and Accounting, Haifa University

8. Main occupation during last 5 years:

Financial Manager	Ganigar Industries (1969) Ltd.	3 years
Senior	Kost Forer and Gabbay	2 years

9. The Senior Officeholder ***is not*** otherwise employed by the company, a subsidiary or an affiliated company or an interested party in the company:

10. The Senior Officeholder ***is not*** related to any interested party in the Company.

11. If the Senior Officeholder is a CEO: does he hold shares or convertible securities of the company, a subsidiary or an affiliated company: ***N/A***.

Sincerely yours,

Eyal Shohat, Adv.
Vice President – Legal Affairs

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:41 15-Nov-06
Number	1363M

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 15, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	832,961	1.44	1.44	1.43	1.43
2	Bank Leumi Ltd. Group	Ordinary	2,410,209	4.18	4.18	4.13	4.13
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	798,645
Change in number of shares:	34,316
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,427,695
Change in number of shares:	-17,486
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 06-Nov-06
Number	5712L

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 5, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	798,645	1.38	1.38	1.37	1.37
2	Bank Leumi Ltd. Group	Ordinary	2,427,695	4.21	4.21	4.16	4.16
3	Frutarom Trust Ltd.	Ordinary	823,650	1.43	1.43	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	798,645
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,427,695
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	-14,682
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 06-Nov-06
Number	5702L

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 5, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	798,645	1.38	1.38	1.37	1.37
2	Bank Leumi Ltd. Group	Ordinary	2,427,695	4.21	4.21	4.16	4.16
3	Frutarom Trust Ltd.	Ordinary	838,332	1.45	1.45	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.68	1.68
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.03	0.03

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,645
Change in number of shares:	-7,000
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,438,119
Change in number of shares:	-10,424
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	838,332
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or	Private individual

Registration:	
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 12,690 options exercisable into 12,690 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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